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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Workstream Inc.
(Name of Issuer)
Common Shares (no par value)
(Title of Class of Securities)
981402100
(CUSIP Number)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

With a copy to:

Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981402100	Page	2	of	10
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,207,883

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,207,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,207,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; OO
1 Based on 51,571,152 shares of common stock issued and outstanding as of January 11, 2008, as reported in the Form 10-Q filed by the Company on January 11, 2008.

CUSIP No.	981402100	Page	3	of	10
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,973,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
2 Based on 51,571,152 shares of common stock issued and outstanding as of January 11, 2008, as reported in the Form 10-Q filed by the Company on January 11, 2008.

CUSIP No.	981402100	Page	4	of	10
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,973,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
3 Based on 51,571,152 shares of common stock issued and outstanding as of January 11, 2008, as reported in the Form 10-Q filed by the Company on January 11, 2008.

CUSIP No.	981402100	Page	5	of	10
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,973,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; IN
4 Based on 51,571,152 shares of common stock issued and outstanding as of January 11, 2008, as reported in the Form 10-Q filed by the Company on January 11, 2008.

SCHEDULE 13D
EXPLANATORY NOTE: The Reporting Persons (as defined below) initially acquired the securities of the Company (as defined below) as a passive investment. The Reporting Persons previously filed a Schedule 13G with respect to the Shares (as defined below) with the SEC (as defined below) on February 14, 2006, as amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007. This Statement (as defined below) is being filed on a protective basis on Schedule 13D due to the events described in this Statement.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common shares, no par value (the “Shares”), of Workstream Inc., a corporation existing pursuant to the Canadian Business Corporations Act (the “Company”). The principal executive offices of the Company are located at 495 March Road, Suite 300, Ottawa, Ontario, Canada K2K-3G1.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).
     This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), certain managed accounts (the “Managed Accounts”), Magnetar SGR Fund, Ltd. (“SGR Fund 1”) and Magnetar SGR Fund, LP (“SGR Fund 2”). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment manager to certain private investment funds, including the Managed Accounts, SGR Fund 1 and SGR Fund 2. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, SGR Fund 1 and SGR Fund 2. Magnetar Investment Management is not required under applicable law to be a reporting person hereunder. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.
     (b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment advisor and manager of private investment funds, including Magnetar Capital Master Fund; Magnetar Investment Management is an SEC registered investment advisor and manager of private investment funds, including the Managed Accounts, SGR Fund 1 and SGR Fund 2; Magnetar Capital Partners is a privately held limited partnership and the sole member of Magnetar Financial and Magnetar Investment Management; Supernova Management is a privately held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Investment Officer of Magnetar Financial.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Financial is a Delaware limited liability company. Magnetar Investment Management is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the Shares included in Item 5 of this Statement was approximately $7,046,479. The aggregate amount of funds used in purchasing the Special Warrant (as defined below) and the Warrant (as defined below) was $5,000,000.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons initially acquired the securities of the Company as a passive investment. The Reporting Persons previously filed a Schedule 13G with respect to the Shares with the SEC on February 14, 2006, as amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007. This Statement is being filed on a protective basis on Schedule 13D due to the events described in this Statement.
     The Company disclosed in the Form 10-Q filed by the Company on January 11, 2008 that (i) the Company received an unsolicited offer from a U.S.-based payroll company on December 31, 2007 to determine the viability of a merger between the Company and such payroll company (the “Potential Transaction”) and (ii) the Company received a signed, non-binding letter of intent regarding the Potential Transaction on January 8, 2008. And, the Company further disclosed in the Form 8-K filed by the Company on February 13, 2008 that an Agreement and Plan of Merger was executed on February 12, 2008 by the Company, Workstream Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), Empagio Acquisition LLC (“Empagio”) and SMB Capital Corp., a wholly-owned subsidiary of Empagio (“SMB”) and that pursuant to such Agreement and Plan of Merger, SMB will merge with and into Merger Sub, with Merger Sub surviving the merger.

     As described in Item 6 below, Magnetar Capital Master Fund has certain rights under the Special Warrant in connection with the occurrence of a fundamental transaction (as defined therein). As a result thereof, the Company approached Magnetar Financial to discuss various alternatives to such right in connection with the Potential Transaction. The Company and Magnetar Financial, on behalf of Magnetar Capital Master Fund, discussed various possibilities, including a waiver or forbearance of such right in connection with the consummation of the Potential Transaction in exchange for a return of a portion of the conversion amount of the Special Warrant and reduction of the conversion price of the Special Warrant or a possible conversion of the conversion amount of the Special Warrant to debt. Neither Magnetar Financial nor any of the other Reporting Persons has agreed to any alternatives discussed with the Company or agreed to support the Proposed Transaction. Magnetar Financial and the other Reporting Persons reserve all rights with respect to, and will continue to evaluate, all alternatives and to continue to engage in discussions with the Company with respect to possible alternatives, including any new alternatives that may be presented by the Company for discussion after the date hereof in connection with the Proposed Transaction. There can be no assurance that Magnetar Financial will determine that any such alternatives are acceptable, and, accordingly, Magnetar Financial, on behalf of Magnetar Capital Master Fund may or may not exercise such rights under the Special Warrant in connection with a fundamental transaction.
     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) (i) Magnetar Financial may be deemed to beneficially own 3,207,883 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 6.2% of the Shares, based on 51,571,152 Shares issued and outstanding as of January 11, 2008, as disclosed in the Form 10-Q for the quarterly period ended November 30, 2007 filed by the Company with the SEC on January 11, 2008. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of a warrant (the “Warrant”) and (B) 4,000,000 Shares issuable upon conversion of a special warrant (the “Special Warrant”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrant and the Special Warrant each contain a blocker provision under which the holder thereof does not have the right to exercise or convert (as the case may be) the Warrant or the Special Warrant to the extent that such exercise or conversion (as the case may be) would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Shares outstanding immediately after giving effect to such exercise or conversion (as the case may be) (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 8,207,883 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 1,765,851 Shares. This amount consists of: (A) 1,565,357 Shares held for the account of the Managed Accounts, (B) 7,721 Shares held for the account of SGR Fund 1 and (C) 192,773 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 3.4% of the Shares, based on 51,571,152 Shares issued and outstanding as of January 11, 2008, as disclosed in the Form 10-Q for the quarterly period ended November 30, 2007 filed by the Company with the SEC on January 11, 2008.
          (iii) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 4,973,734 Shares. This amount consists of: (A) 3,207,883 Shares held for the account of Magnetar Capital Master Fund, (B) 1,565,357 Shares held for the account of the Managed Accounts, (C) 7,721 Shares held for the account of SGR Fund 1 and (D) 192,773 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 9.6% of the Shares, based on 51,571,152 Shares issued and outstanding as of January 11, 2008, as disclosed in the Form 10-Q for the quarterly period ended November 30, 2007 filed by the Company with the SEC on January 11, 2008. The foregoing excludes (1) 1,000,000 Shares issuable upon exercise of the Warrant and (2) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 9,973,734 Shares.
     (b) (i) Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the 3,207,883 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, (1) Magnetar Financial would be deemed to beneficially own 8,207,883 Shares and (2) each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 9,973,734 Shares.
          (ii) Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the (A) 1,565,357 Shares held for the account of the Managed Accounts, (B) 7,721 Shares held for the account of SGR Fund 1 and (C) 192,773 Shares held for the account of SGR Fund 2.

          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 4,973,734 Shares. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 9,973,734 Shares.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.
     In connection with a private placement of securities by the Company (as described in the Forms 8-K filed by the Company with the SEC on July 31, 2007 and August 9, 2007 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Transaction Agreement, dated as of July 25, 2007 (the “Transaction Agreement”), pursuant to which, among other things, Magnetar Capital Master Fund agreed to purchase the Warrant and the Special Warrant on the terms and conditions contained therein, a copy of which is attached hereto as Exhibit 99.2 and the terms of which are incorporated herein by reference, and (2) a Registration Rights Agreement, dated as of August 3, 2007 (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 99.3 and the terms of which are incorporated herein by reference, and (ii) on August 3, 2007, purchased the Special Warrant, a copy of which is attached hereto as Exhibit 99.4 and the terms of which are incorporated herein by reference, and the Warrant, a copy of which is attached hereto as Exhibit 99.5 and the terms of which are incorporated herein by reference.
     Under the Transaction Agreement, the Company agreed to sell, and Magnetar Capital Master Fund agreed to purchase, on customary terms and conditions the Special Warrant and the Warrant for an aggregate of $5,000,000. In addition to the customary terms and conditions, the Transaction Agreement contains provisions which (i) restrict the issuance of certain securities (subject to certain exceptions) by the Company for a period of one year following the closing date (which was August 3, 2007), (ii) restrict the Company from engaging in certain types of variable rate transactions for a period of twenty-four months following the resale registration statement to be filed being declared effective, (iii) place certain trading restrictions on Magnetar Capital Master Fund for a period of up to two years and (iv) grant Magnetar Capital Master Fund a limited right to participate in future issuances of securities by the Company for a period of two years following the closing date.
     Under the Registration Rights Agreement, the Company agreed: (a) to file a registration statement within 40 days of the closing date to register for resale the registrable securities (as defined in the Registration Rights Agreement), (b) to have such registration statement declared effective within 100 days of the closing date (or within 130 days of the closing date in the event that the registration statement is reviewed by the SEC), and (c) to maintain the effectiveness of such registration statement until the earlier of (i) the date as of which the holders of registrable securities may sell all of the registrable securities without restriction pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or (ii) the date on which the holders of registrable securities have sold all of the registrable securities covered by such registration statement. If the Company fails to comply with the foregoing, the Company is required to pay to each of the holders of registrable securities an amount in cash equal to 1% of the initial conversion amount under their special warrant on the closing date on the occurrence of any such failure and for each thirty-day period occurring until such failure is cured (pro rated for periods totaling less than thirty days), provided that such payments shall not exceed $5,000,000 in the aggregate.
     The Special Warrant is convertible into an aggregate of 4,000,000 Shares at an initial conversion rate of $1.25 per share. The Warrant is exercisable for 1,000,000 Shares at an initial exercise price of $1.40 per share. The Special Warrant and the Warrant each expire on the five year anniversary of the closing date. Each of the Special Warrant and the Warrant also contain full-ratchet anti-dilution provisions that provide for a full adjustment to the conversion price or exercise price (as the case may be) and the number of Shares to be issued in the event the Company, in certain circumstances, issues securities at a price below the then-applicable conversion price or exercise price (as the case may be) of the Special Warrant and Warrant; provided, however, that in no event shall the conversion price or exercise price (as the case may be) be adjusted to an amount equal to less than $1.21 per share, which was the consolidated closing bid price on July 25, 2007, the date on which the parties entered into the Transaction Agreement.
     The Special Warrant also contains a provision permitting, in certain circumstances, the holder thereof to require the Company to redeem all or a portion of the Special Warrant at a price equal to the greater of 130% of the conversion amount specified therein or 130% of the then-current market value (determined using a volume weighted average price) of the Shares into which the Special Warrant is then convertible. In addition, at any time after the fourth anniversary of the issuance date of the Special Warrant or on the occurrence of a specified event, the holder thereof can require the Company to purchase the unconverted portion of the Special Warrant at a price equal to the then-current fair market value of the Special Warrant as determined by an independent investment bank selected by the Company and approved by the holder thereof. In addition, in the event of a fundamental transaction (as defined in the Special Warrant), if the holder thereof has not converted the Special Warrant in full prior to the consummation of the fundamental transaction, the holder thereof may require the Company or its successor to purchase the Special Warrant from the holder for 135% of the conversion amount. At any time after the fourth anniversary of the issuance date of the Special Warrant but prior to the holder’s repurchase request, under certain circumstances the Company may require the holder thereof to convert all or a portion of the Special Warrant into Shares.

     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2008, among the Reporting Persons.
99.2	Transaction Agreement, dated as of July 25, 2007, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.3	Registration Rights Agreement, dated as of August 3, 2007, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.4	Special Warrant, dated as of August 3, 2007, issued by the Company to Magnetar Capital Master Fund.
99.5	Warrant, dated as of August 3, 2007, issued by the Company to Magnetar Capital Master Fund.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

MAGNETAR FINANCIAL LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2008, among the Reporting Persons.
99.2	Transaction Agreement, dated as of July 25, 2007, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.3	Registration Rights Agreement, dated as of August 3, 2007, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.4	Special Warrant, dated as of August 3, 2007, issued by the Company to Magnetar Capital Master Fund.
99.5	Warrant, dated as of August 3, 2007, issued by the Company to Magnetar Capital Master Fund.